BIM Homes, Inc.

3136 Mission Gorge Road, Suite 111

San Diego, California  92120

October 29, 2015

Russell Mancuso

Branch Chief, Office of Electronics & Machinery

U.S. Securities & Exchange Commission

Washington, DC  20549

Re:

BIM Homes, Inc.

Amendment No. 5 to Registration Statement on Form 10

Last amended September 28, 2015

File No. 000-55489

Dear Mr. Mancuso:

In response to your letter dated October 6, 2015, we reply below using your comment numbers.

1.

We are filing herewith the loan agreement referenced in Item 2, Financial Information. It forms Exhibit 4.6 to the amended Form 10.

2.

We have revised Item 9, Market Price… Section (b), Holders, per your comment and telephone discussions with you and the staff of the Commission.

The Company further acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Daniel Masters

Daniel Masters

President of BIM Homes, Inc.